Exhibit 10.1

August 26, 2009

Board of Directors / Shareholders
South Atlantic Traffic Corporation
409 Brevard avenue Suite 5
Coca, Florida 32922

Re:	Transaction Relating to South Atlantic Traffic Corporation

Dear Board Members,

The purpose of this letter is to set forth our present mutual intentions with respect to a proposed transaction (the "Proposed Transaction") pursuant to which EGPI Firecreek, Inc. or one or more of its subsidiaries (the “Purchaser”) would purchase all of the outstanding common stock of South Atlantic Traffic Corporation (collectively, the "Companies", “Company” or “SATCO”). This letter is intended to and does constitute a binding agreement among the parties with respect to the Proposed Transaction, subject to the final written definitive purchase agreement (the “Agreement”) by and among the Companies, the shareholders (the “Sellers”) and the Purchaser being substantially the same as the terms outlined below.

The following are the principal points agreed to by us:

1.
Acquisition of Interests.  At the closing of the Proposed Transaction (the "Closing"), the Purchaser would, directly or through one or more of its affiliates that it designates, acquire all of the common stock of each of the Companies (the "Interests").  The Interests would be conveyed to the Purchaser free and clear of any liens or encumbrances.  The Sellers and the Companies would indemnify the Purchaser for any and all known liabilities and obligations of the Companies that were incurred or arise as a result of actions taken prior to the Closing.

2.
Consideration. - In consideration for the sale of the Securities, Purchaser shall pay Seller a total of Two Million Three Hundred Twenty Six Thousand Three Hundred US Dollars  ($2,326,300.00) calculated as 3.5 times the Company’s Weighted Average earnings before interest, depreciation and amortization (“EBITDA”) for the trailing 24 months (weighted 50%) and projected 36 months (weighted 50%) periods, payable based upon the following formula:

A.	Fifty Percent consisting of Cash and an Interest Bearing Seller’s Note (the “Cash Consideration”)

1)
Cash in available funds equal to the sum of Fifty Percent (50%) of the Company’s available cash balance at Closing plus Twenty-Five Percent (25%) of the Company’s trade accounts receivables aged less than Ninety (90) days past due at Closing with an additional amount to be negotiated for the outstanding retainage and imminent collections of receivables over 90 days old as negotiated prior to Closing. The Target Cash Consideration will be set at Six Hundred Thousand US Dollars ($600,000.00); the Base Working Capital Requirement will be set at Six Hundred Thousand US Dollars ($600,000.00). The cash payment at closing will be the greater of the calculation as described above based on cash on hand and qualified receivables, or $600,000.00, less the amount required, if any, to maintain the Base Working Capital Requirement of $600,000.00.

2)
Seller’s Note with a Three (3) year term in an amount which when added to the Cash Purchase Price equals approximately Fifty Percent of the Purchase Price.  The Seller’s Note will accrue interest at a rate of Nine Percent (9%) per annum.  The Seller Note will amortize with a principal and interest payment at the First Anniversary Date of the Transaction of Twenty-Five Percent (25%) of the Seller Note plus accrued interest, a principal and interest payment at the Second Anniversary Date of the Transaction of Twenty-Five Percent (25%) of the Seller Note plus accrued interest and a Final Payment of the Outstanding Balance of the Seller Note plus any unpaid interest on the Third Anniversary Date of the Transaction.

The Seller’s Note carries a cumulative claw-back feature (the “Claw Back”) for the term of the Seller’s Note.  The Claw Back provides the Purchaser down-side protection against the Seller not meeting pre-determined financial targets and is summarized as follows:

a.	The Purchaser and Seller shall agree on projected annual financial targets (“Annual Target”).

b.	The Claw Back does not apply in the first year following Closing.

c.	The Claw Back is applied at the second anniversary following Closing.

d.	The scheduled principal payment is proportionally reduced by the percentage that actual financial results for the year are less than the appropriate Annual Target.

e.
The cumulative nature of the Claw Back feature will apply only during the respective year in which the pre-determined financial targets were not met and cannot be applied to previous years in which the financial targets were met and the full scheduled principal payment was paid.

Example of Claw Back

$  50,000  Scheduled principal payment at 2nd anniversary following Closing

$100,000  Quarterly Target EBITDA at 2nd anniversary following Closing

$  75,000   Actual EBITDA at 2nd anniversary following Closing

$  37,500  Actual principal payment at 2nd anniversary following Closing

         $37,500 = ($75,000/$100,000) * $50,000 scheduled payment

B.
Fifty Percent consisting of Purchaser’s Common Stock valued at the Make Whole Valuation Price of $.40 per share (the “Stock Consideration”) the common shares issued at Closing will carry a make whole provision (the “Make Whole”).  The Make Whole provides down-side protection against a decline in Purchaser’s common share price and is summarized as follows:

1)	The Make Whole is available only for shares held from the Stock Consideration by the Seller for a period of one year following Closing.

2)
The Make Whole is 100% available to the Seller if the Company meets or exceeds the Earnout Target for the one year period following Closing. If the Earnout Target is not met the Purchaser and Seller shall provide a matrix of Make Whole prices which will be applied to the shares owned of the Stock Consideration at the end of the one year period following closing that will be used to determine the price to be used to determine the Make Whole Payment.

3)
In the event that the Market Price Per Share of the Stock Consideration during the thirty (30) consecutive trading days immediately prior to the first anniversary of the Closing (the “Make Whole Date”) is less than $.40, Purchaser would, at Purchaser’ option, either issue to Sellers that number of additional shares of EGPI common stock equal to (1) the number of shares of EGPI common stock comprising the Stock Consideration held at the Make Whole Date, multiplied by $.40, less (2) the number of shares of EGPI common stock comprising the Stock Consideration held at the Make Whole Date, multiplied by the Market Price Per Share of the Stock Consideration on the Make Whole Date.  Notwithstanding the foregoing, Purchaser’s obligation to make any adjustment pursuant to the preceding sentence shall terminate in the event that, at any time prior to the Make Whole Date, the aggregate Market Price Per Share of the Stock Consideration during any twenty consecutive trading days exceeds $.75.

Example of Make Whole:

Assumes that the Seller has met or exceeded each of the Targets.

At Closing:

     $150,000 Portion or Purchase Price paid in Purchaser Shares

     $.15     Purchaser’s share price at Closing

     1,000,000 shares issued to Seller.

One Year Following Closing:

     $.10     Purchaser’s share price one year following Closing

     500,000 additional shares issued to Purchaser.

     1,500,000 shares times $.10 per share equals $150,000.

      The Cash Consideration and Stock Consideration for each of the Sellers will be adjusted based on the final Audited Financial Statements and the impact on calculated EBITDA used in the original formula. In the event that the Purchase Price of the Company is reduced after review of the final Audited Financial Statements or during the due diligence process, the Sellers will have the right to cancel this transaction if the adjustment lowers the average Trailing Twenty-Four Month EBITDA by more than One Hundred Thousand Dollars ($100,000.00).

3.
Consulting, Employment and Non-Compete Agreements: Those Officers and Directors identified on Exhibit A attached hereto shall enter into individual Consulting or Employment Agreement (“Consulting Agreement” or “Employment Agreement”), in a form to be mutually agreed upon by the Company and Purchaser.  The Consulting Agreement shall provide Employee/Consultants with cash and stock consideration for their efforts to assist Purchaser with (i) the integration of the Company’s operations with that of Purchaser and (ii) assisting the Purchaser in its plan of strategic target acquisitions. The Consulting Agreements shall include substantially the same economic conditions in regard to salary and bonuses as are being earned currently except for any bonuses paid as a distribution due to tax liabilities that are incurred because of the S Corporation status of SATCO.

4.
Incentive Compensation.  In addition to the consideration set forth in paragraph 2 above, the Sellers would, (a) for each Performance Year (as defined on Exhibit A), be entitled to earn incentive compensation (the “Earnout Provision” or “Earnout”) based upon the final performance of the Companies according to the formula set forth on Exhibit B, and (b) be entitled to earn additional equity compensation based upon the financial performance of acquired companies, determined in accordance with the provisions of Exhibit C.

5.
Registration Rights.  The Sellers would be granted registration rights, with respect to all        shares of common stock of EGPI issued to the Sellers hereunder, upon terms and conditions agreed to by the parties.

6.
Employee Bonus Pool.  A pool of shares of EGPI’s common stock (not to exceed 500,000 shares) shall be made available at the first anniversary of the Closing in an incentive stock option plan for the benefit of certain employees of the Companies designated by the Sellers, with an exercise price not to exceed one hundred and ten percent market price on date of issuance.

7.
Terms of the Agreement. The Companies and the Sellers would make representations and warranties and customary indemnities regarding the Companies and their businesses.  The Agreement would also provide that:

i.
Each Seller would agree not to compete in any of the business lines currently engaged in at the closing date by the Companies for a period of three years following the Closing. Specifically excluding any activities in the construction industry which the Sellers reserve the right to operate in after closing.

ii.	The parties would agree to customary covenants and other matters typically found in agreements relating to transactions of this type, size and complexity.

8.
Closing.  It is presently expected that the Closing would take place on September 30, 2009 or as promptly as practicable following the execution and delivery of the Agreement and would be subject to customary conditions precedent.  In addition, the following would be included among the conditions precedent to the Purchaser's obligations at the Closing:

i.
Completion of required governmental filings, receipt of requisite governmental approvals and expiration of any applicable waiting periods, if any, and that there shall be no litigation or other legal action pending or threatened seeking to enjoin the parties;

ii.	Completion by the Purchaser to its satisfaction of a financial and legal due diligence review of the Companies and their businesses;

iii.	Receipt by the Purchaser of financing sufficient to allow the Purchaser to pay the Purchase Price.

iv.	All necessary corporate action on behalf of the Purchaser (including action by its directors and officers) shall have been taken;

v.	All necessary corporate and other action of the Sellers and the Companies (including action by its partners) shall have been taken; and

vi.	The Companies and the individuals set forth on Exhibit A shall have entered into employment agreements upon mutually satisfactory terms and conditions.

vii.	Receipt of Audited Financial Statements for the applicable years of the Companies.

Any or all of these provisions to close can be waived by mutual consent of the    Purchaser and Seller.

9.
Due Diligence.  The Companies and the Sellers understand and acknowledge that the Purchaser has not had an opportunity to complete its examination of the assets and records of the Companies and that execution and delivery of the Agreement and the terms thereof will be subject to the Purchaser's satisfaction with the condition of, existence of, and valuations assigned to, the assets reflected on the financial statements of the Companies, the extent and the nature of liabilities and obligations of the Companies’ businesses, whether or not appropriately reflected on such financial statements, and the business, prospects and operations of the Companies. As stated in Item 2, Paragraph B above, in the event that the Purchase Price of the Company is reduced after review of the final Audited Financial Statements or during the due diligence process, the Sellers will have the right to cancel this transaction if the adjustment lowers the average Trailing Twenty-Four Month EBITDA by more than One Hundred Thousand Dollars ($100,000.00).

10.	Conduct of the Companies and Purchaser. From the date hereof until the execution and delivery of the Agreement or such earlier date as negotiations may terminate:

i.
Neither any Company nor any of the Sellers, nor any of their respective affiliates, subsidiaries, partners, directors, officers, employees, representatives or agents, shall directly or indirectly, alone or with others, solicit, encourage or initiate any offer or proposal from, or engage in any discussions or negotiations with, or provide any information to, or accept any offer from, any person, entity or group (other than the Purchaser and its officers, directors, employees, advisors, agents and representatives) concerning any inquiries or proposals for (a) the acquisition of all or any part of the outstanding Interests or the assets of the Companies, (b) any merger, consolidation, joint venture or other business venture or transaction involving any Company or (c) any other transaction that is inconsistent with the Proposed Transaction set forth in this letter.

ii.
Each of the Companies and the Sellers shall make available to the Purchaser, its officers, employees, directors, advisors, agents and representatives access to the Companies’ facilities and personnel and such information and documents as the Purchaser may reasonably request. Such requests are not to interfere with the businesses normal operations.

iii.
The Sellers agree to, and agree to cause the Companies and their officers, directors and partners to, notify the Purchaser of any material adverse change in the financial or other conditions of the Companies or their businesses.

iv.	The Purchaser shall not offer, or solicit employment to any of the existing employees of the Companies for a period of 1 year from the date of the Letter of Intent.

11.
Term of Letter of Intent.  In the event (a) this letter of intent shall not have been accepted in writing by the Companies and the Sellers on or before the close of business on August 27, 2009, or (b) the definitive agreement does not contain substantially the same terms and conditions as this Letter of Intent, either the Companies and the majority of Sellers or the Purchaser may terminate the provisions hereof.  Such termination shall not impair or otherwise affect the rights or remedies of the parties for any prior breach of any obligation set forth in paragraphs 11-17 of this letter.

12.
Publicity.  The Companies, the Sellers and the Purchaser agree that they will not make any disclosures about the existence or contents of this letter or negotiations relating to the Proposed Transaction or cause to be publicized in any manner whatsoever by way of interviews, responses to questions or inquiries, press releases or otherwise any aspect or proposed aspect of this Proposed Transaction without prior written notice to and written approval of the other parties, except as may otherwise be required by law.  If a party is required by law to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

13.	Governing Law. This letter of intent shall be governed by the laws of the State of Georgia.

14.
Fees and Expenses.  The Purchaser, on one hand, and the Companies and the Sellers, on the other hand, shall each bear and pay all costs and expenses (including, without limitation, finder’s or broker’s fees or commissions and fees and expenses of attorneys and consultants) he, she or it incurs in connection with the transactions contemplated by this letter regardless of whether the Agreement is executed or the Proposed Transaction is consummated.

15.
Line of Credit Contingency. This agreement is contingent on the Purchaser securing a line of credit in the amount of not less than One Million Five Hundred Thousand Dollars ($1,500,000.00), but up to Five Million Dollars ($5,000,000.00) for the Company, based on the Company’s receivables. If the line of credit is not provided, the Sellers will have the right to cancel the transaction. In addition, if the line of credit is provided to the Company, the Sellers will be bound to this agreement

16.
General Indemnification. There will be a general indemnification clause provided in the final documentation that contains customary terms and conditions for this type of transaction. The indemnification clause will be extended to include, but not be limited to, all business liabilities of the Company incurred in the regular course of business personally guaranteed by the sellers.

17.
Miscellaneous.  This letter constitutes the entire agreement of the parties relating to the transactions contemplated by this letter and supersedes all prior contracts or agreements with respect to those matters, whether oral or written (other than that certain confidentiality agreement between the Purchaser and the Companies related to confidentiality).  All notices, requests, or consents provided for or permitted to be given under this letter must be in writing and, in the case of the Companies and the Sellers, may be given to the addressee of this letter.  A party’s rights and obligations under this letter are assignable only with the prior written consent of each other party.  This letter may be amended only by a written agreement executed by all parties hereto.  This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  This letter is solely for the benefit of the parties hereto, and shall not be construed to give rise to or create any liabilities or obligation to, or to afford any claim or cause of action to, any other person or entity.  This letter shall be superseded in its entirety by the Agreement upon the approval and execution thereof.

[Signatures on next page]

If the foregoing accurately reflects the discussions between us to date, please indicate your acceptance and agreement below.

Very truly yours,

EGPI FIRECREEK, INC.

By:	/s/Robert Miller
Title:	Executive V.P.
Date:

ACCEPTED AND AGREED:

SOUTH ATLANTIC TRAFFIC CORP.

By:	/s/John R. Joyner
Title:	Chairman
Date:	August 26, 2009

By:	/s/John Hall
Title:	V.P.
Date:	August 26, 2009

By:
Title:
Date:

Exhibit A —Consulting, Employment and Non-Compete Agreements

Party to the Agreement	Description of the Agreement

EXHIBIT B

INCENTIVE COMPENSATION

On the date that is 30 days following the Anniversary Date of the Transaction for the years   2010, 2011 and 2012 (each such year being a “Performance Year”), the board of directors of Purchaser (the “Board”) shall compare the financials of the Companies to the projected financials of the Companies and determine an Earnout Pool. The cumulative Earnout Pool shall be the greater of 25% of the earnings in excess of 110% of the Earnout Target or a cumulative $1,329,400.00 ( the “Additional Multiple Earnout Pool”) over the three year earnout period payable in cash or stock at the Purchasers discretion. Based on the results of such comparison, the Sellers may be eligible for an incentive bonus calculated as follows:

1.           For each Performance Year, the total amount of the bonus pool available shall be equal to 25% of the pre-tax income of the Companies for such Performance Year (the “Bonus Pool Amount”) up to a cumulative Earnout Pool of $1,329,400.  If in the third year the Earnout Pool has not reached the Maximum Earnout Pool amount then the balance of the Maximum Earnout Pool will be used for the calculation.

2.           The aggregate amount of incentive bonuses payable for each Performance Year shall be an amount equal to (a) the Bonus Pool Amount, multiplied by (b) the percentage set forth in the table below opposite the applicable Financial Performance Target, calculated as set forth herein.

Actual Performance < 5% Financial Performance Target	0%
Actual Performance ≥ 5% but < 20% Financial Performance Target	5%
Actual Performance ≥ 20% but < 35% Financial Performance Target	20%
Actual Performance ≥ 35% but < 50% Financial Performance Target	35%
Actual Performance ≥ 50% but < 65% Financial Performance Target	50%
Actual Performance ≥ 65% but < 80% Financial Performance Target	70%
Actual Performance ≥ 80% but < 90% Financial Performance Target	90%
Actual Performance ≥ 90% but < 100% Financial Performance Target	100%
Actual Performance ≥ 100% but < 110% Financial Performance Target	110%
Actual Performance ≥ 110% Financial Performance Target	120%

3.           The “Financial Performance Target” shall be an amount equal to (i) the sum of the (x) Revenue Factor, (y) EBITDA Factor, and (z) Net Income Factor, for each Performance Year, as set forth below:

Performance Year	Projected Revenue	Projected EBITDA	Projected Net Income
FY 2009
FY 2010
FY 2011

4.           “Actual Performance” shall be an amount equal to the sum of actual (i) Revenue Factor, (ii) EBITDA Factor and (iii) Net Income Factor, for any Performance Year.

5.           The Revenue Factor, the EBITDA Factor and the Net Income Factor shall be calculated in accordance with GAAP.

Any bonus due shall be payable in cash or stock at the Purchasers discretion.

For purposes of this Exhibit A, the terms set forth above shall mean as follows:

(i)
Revenue Factor shall be a percentage equal to the product of (x) thirty percent (30%) multiplied by (y) a fraction the numerator of which is the Companies’ actual revenues for a Performance Year and the denominator of which is the Companies’ projected revenues for such corresponding Performance Year.

(ii)
EBITDA Factor shall be a percentage equal to, the product of (x) fifty percent (50%) multiplied by (y) a fraction the numerator of which is the Companies’ actual EBITDA for a Performance Year and the denominator of which is the Companies’ projected EBITDA for such corresponding Performance Year.

(iii)
Net Income Factor shall be a percentage equal to, the product of (x) twenty percent (20%) multiplied by (y) a fraction the numerator of which is the Companies’ actual audited pre-tax net income for a Performance Year and the denominator of which is the Companies’ projected pre-tax net income for such corresponding Performance Year.

Example Calculation

By way of example, and for illustrative purposes only, the following model depicts the manner in which the bonus shall be calculated for a single Performance Year.  The numbers and assumptions used herein are not intended to be the final projections or Bonus Pool Amount for purposes of this Schedule.

Performance Year	Projected Revenue	Projected EBITDA	Projected Net Income
FY 2009	$5,000,000	$1,000,000	$500,000
Performance Year	Actual Revenue	Actual EBITDA	Actual Net Income
FY 2009	$6,000,000	$800,000	$250,000

Whereby:

1)  Revenue Factor = 36%; EBITDA Factor = 40%; Net Income Factor=10%

2) Calculation Value = 36% + 40% + 10% = 86%

3) Incentive Bonus payable based on a calculation value of 86% = $59,375

EXHIBIT C

INTEGRATION INCENTIVE COMPENSATION

During the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Integration Incentive Period”), the Sellers shall be entitled to additional equity compensation determined in accordance with the following provisions:

1.           As soon as reasonably practicable following the Closing Date, the Sellers shall provide to the Purchaser a schedule identifying potential acquisition targets conducting business similar to the Companies’ Business (the “Acquisition Targets” and each, an “Acquisition Target”).  For each Acquisition Target, the Sellers shall identify the target annual revenue (the “Target Revenue”) of such Acquisition Target.

2.           On the third anniversary of the Closing Date, the Sellers shall be entitled to a bonus calculated as follows, payable in cash or shares of shares of EGPI common stock, in Purchaser’s discretion:  (A) Bonus Multiplier, multiplied by (B) the Integration Bonus Pool.

The term “Bonus Multiplier” means a percentage, (A) the numerator of which is the actual aggregate revenue for all Acquisition Targets measured over the trailing twelve months from EGPI’s fiscal year end in the year in which such Acquisition Target is acquired (or, if the target is acquired in September 2006, the actual revenue of the Acquisition Target from 5-1-06 thru 4-31-07), and (B) the denominator of which is the aggregate Target Revenue for all Acquisition Targets.  An example calculation of the Bonus Multiplier is as follows:

		First Year
	Projected	Actual
	Millions	in year acquired
Target A	$30	$20
Target B	$20	$20
Target C	$100	$110
Target D	$40	Did not acquire
Target E	$10	$40
	$200	$190

Limit		95.00%

The term “Integration Bonus Pool” means the aggregate audited pre-tax revenue of all Acquisition Targets during the Integration Incentive Period.  An example calculation of the Integration Bonus Pool follows: